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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1) of
                      The Securities Exchange Act of 1934
                               (Amendment No. 1)
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                                   (Bidders)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                     (CUSIP Number of Class of Securities)
                             Robert S. Jepson, Jr.
                      Chairman and Chief Executive Officer
                           Kuhlman Acquisition Corp.
                              Kuhlman Corporation
                           3 Skidaway Village Square
                            Savannah, Georgia 31411
                           Telephone: (912) 598-7809
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)
                                With copies to:
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                   Richard A. Walker, Esq.                                         Patrick Daugherty, Esq.
                       General Counsel                                    Nelson Mullins Riley & Scarborough, L.L.P.
                     Kuhlman Corporation                                                  Suite 3350
                  3 Skidaway Village Square                                         100 North Tryon Street
                   Savannah, Georgia 31411                                   Charlotte, North Carolina 28202-4000
                  Telephone: (912) 598-7809                                       Telephone: (704) 417-3000
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          CUSIP No. 203378 10 4                               14D-1
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        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Acquisition Corp.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) (x)
             (b) ( )
        3    SEC use only
        4    Source of funds:
             AF, BK
        5    ( ) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             North Carolina
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares, including 315,603 shares pursuant to a stock option agreement
        8    ( ) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% of all shares assumed to be outstanding (11.2% assuming exercise of all exercisable options assumed to be outstanding)
       10    Type of Reporting Person:
             CO
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          CUSIP No. 203378 10 4                               14D-1
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        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Corporation                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) (x)
             (b) ( )
        3    SEC use only
        4    Source of funds:
             WC, BK
        5    ( ) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             Delaware
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares, including 315,603 shares pursuant to a stock option agreement
        8    ( ) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% of all shares assumed to be outstanding (11.2% assuming exercise of all exercisable options assumed to be outstanding)
       10    Type of Reporting Person:
             CO
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     Kuhlman Acquisition Corp. and Kuhlman Corporation hereby amend their Tender
Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on
November 29, 1995, with respect to Kuhlman Acquisition Corp.'s offer to purchase any and all outstanding shares of common stock, par value $1.00 per share, of
Communication Cable, Inc. Capitalized terms not defined herein have the meanings assigned to them in the Statement.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     On January 3, 1996, Kuhlman issued a press release announcing that it had exercised its option to acquire all of Mr. Fore's Shares at a purchase price of
$12.00 per Share. A copy of such press release is attached hereto as Exhibit
(a)(9) and is incorporated herein by reference.
ITEM 10. ADDITIONAL INFORMATION.
     On December 13, 1995, the FTC ordered early termination, effective that same day, of the waiting period under the HSR Act and the HSR Rules with respect to the proposed acquisition of Shares.
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(9) Press Release dated January 3, 1996





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                                   SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 1996
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER





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                                 EXHIBIT INDEX
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EXHIBIT NO.                        DESCRIPTION
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  (a)(9)      Press Release dated January 3, 1996
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